# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IX Acquisition Corp., CIK 0001852019
CUSIP: G5000D103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 53 Davies Street, London, United Kingdom (X0), W1K 5JH
Date of event which requires filing of this statement: 10/09/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001851994

## Reporting persons
- IX Acquisition Sponsor, LLC: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,002,121; sole dispositive power 0; shared dispositive power 4,002,121; aggregate amount beneficially owned 4,002,121 (54% of the class); the aggregate amount excludes certain shares
  Comment: For Rows 6, 8 and 9:
  
  (1) The securities are held directly by the Sponsor. The Sponsor has three individual managers, so none have voting and dispositive over the securities held directly by the Sponsor.
  
  (2) Excludes 7,150,000 Class A Ordinary Shares issuable upon the exercise of 7,150,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable on the later of 30 days after the completion of the Issuer's initial business combination or 12 months from the closing of the initial public offering and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation, as described under the heading "Description of Securities--Warrants--Private Placement Warrants" in the Registration Statement.
  
  (3) Based on 5,612,494 Class A Ordinary Shares and 1,747,879 Class B Ordinary Shares outstanding as of November 13, 2024, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2024, after giving effect to the extraordinary general meeting of shareholders held on October 9, 2024.

## Item 1. Issuer
Name of issuer: IX Acquisition Corp.
Address of issuer's principal executive offices: 53 Davies Street, London, United Kingdom W1K 5JH

## Item 2. Person Filing
Name of person filing: IX Acquisition Sponsor, LLC
Address of principal business office or, if none, residence: 53 Davies Street, London, United Kingdom W1K 5JH
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page
Percent of class: 54%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,002,121
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,002,121

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- IX Acquisition Sponsor, LLC: /s/ Noah Aptekar, Noah Aptekar/ Manager (02/14/2025)